Ex-Im America Ltd.

20551 N Pima Rd Suite 200 Scottsdale, AZ 85255

May 16, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mitchell Austin

Dear Mr. Austin and Members of the Division of Corporation Finance:

Subject: Request for Qualification of Form 1-A Offering Statement for Ex-Im America Ltd.

Ex-Im America Ltd., a Wyoming corporation with its principal office at 20551 N. Pima Rd., Suite 200, Scottsdale, AZ 85255-7206, respectfully requests qualification of its Regulation A Offering Statement on Form 1-A, as amended (Amendment No. 3 filed April 1, 2025), pursuant to Section 3(b) of the Securities Act of 1933, as amended. The offering consists of up to 10,000,000 shares of common stock at $1.50 per share, with a maximum offering amount of $15,000,000, under a Tier 1 exemption.

We have addressed the comments provided by the SEC in Amendment No. 3 filed on April 28, 2025, to the best of our ability in Amendment No. 4 to Form 1-A/A, filed on March 5, 2025. The financial statements, and exhibits, including the legal opinion from Jones & Haley, P.C. (Exhibit 17.12, dated March 26, 2025), are completed and included. Our legal counsel, located at 750 Hammond Drive, Building 12, Suite 100, Atlanta, GA 30328, has reviewed the filing and affirms the validity of the shares offered.

We respectfully request that the Commission qualify the Offering Statement effective on or about Monday May 19, 2025, or as soon thereafter as practicable, to enable the commencement of the offering. We are prepared to provide any additional information or documentation required to facilitate this process.

Please direct any questions or correspondence to Luis J. Vega, President and Chief Financial Officer, at (956) 877-5121, (928) 245-9049 or by email at info@simultrayd.com, with a copy to our counsel, Rick Jones at Jones & Haley, P.C. We appreciate your guidance and look forward to the qualification of our offering.

Sincerely,

/s/ William Westbrook

William Westbrook

Chairman and Chief Executive Officer

Ex-Im America Ltd.

/s/ Luis J. Vega

Luis J. Vega

President, Treasurer, and Chief Financial Officer

Ex-Im America Ltd.